Exhibit 99.1

SciSparc Signs a Non-Binding Letter of Intent to Acquire American Food Supplements and Cosmetics Brand in Approximately
$20 Million Deal

The Letter of Intent contemplates the purchasing of a brand, trademark and Amazon.com seller account, a management agreement, a U.S. distribution agreement and an option to expand to new territories

TEL AVIV, Israel, Aug. 15, 2022 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced that it has signed a non-binding letter of intent (“LOI”) with Merhavit M.R.M Holding and Management Ltd (“M.R.M”), to acquire from it its rights to purchase, a top-seller Amazon.com account and American food supplements and cosmetics brand and trademark (the “Brand”).

The Brand offers dozens of GMP (Good Manufacturing Practice) manufactured hemp-based, U.S. made, top-ranked products, including various food supplements for different purposes and cosmetics.

The LOI also describes, in addition to the potential acquisition of the Brand, a management agreement to be entered into and an option to expand the brand to additional territories such as Canada and Europe, as well as a distribution agreement with a local U.S. distributor, which shall provide for a minimum initial order of the Brand’s products for $100,000 upon its execution.

Upon entry into definitive documentation, the management agreement is expected to include fulfilment of the Amazon.com conditions, manufacturing, inventory and advertising management, storage and shipment to the Amazon.com warehouse, and maintaining a pre-determined profit level for the products.  The management services would be provided by a company for which SciSparc’s Chief Executive Officer and director serves as directors. The distribution agreement would provide for the marketing and commercialization of the Brand’s products, through offline channels in the US.

“Our decision to enter this LOI is part of a previous board of directors decision to search for strategic transactions in high growth, high potential markets. We believe that acquiring a profitable top-seller brand with millions of dollars in annual sales, combined with our knowledge and expertise, can provide value to our shareholders,” commented Oz Adler, SciSparc’s Chief Executive Officer. “This potential transaction will expand our access to manufacturing and distribution channels, which aligns with our intention to market CannaMideTM, our PEA- based food supplement.”

As contemplated by the LOI, subject to signing a definitive agreement, SciSparc will pay a base payment of $4.59 million upon closing of the transaction and an additional deferred cash payment of up to $1.1 million that will be based on a multiple of 12 months EBITDA of the acquired Brand.

In addition, the Company will grant to M.R.M $15 million worth of warrants to purchase ordinary shares of SciSparc at an exercise price of $7.00 per share (with a cashless exercise mechanism) and with an exercise period of five years from the closing of the definitive transaction (the “Warrants”). The Warrants will become exercisable upon the achievement of a milestone of $100 million of sales in the aggregate or if the price of SciSparc’s ordinary shares closes at $10.00 or above.

According to the Grand View Research report, the fast-growing global Industrial Hemp market was valued at $4.1 billion in 2021 and is expected to reach $16.7 billion in the year 2030. Out of the $4.1 billion, food and beverages and self-care are estimated to be 32% of the market.

About SciSparc Ltd. (NASDAQ: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential to enter into definitive agreements with respect to the acquisition described above and, if entered, the terms thereunder, including potential future payments, the potential to expand access to manufacturing and distribution channels and into new territories, as well as the potential for such transactions to provide shareholder value, and the potential size of the industrial hemp market. However, the parties may not ultimately reach agreement on definitive agreements and the transactions contemplated by the LOI may not occur.  Further, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward- looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055